March 15, 2012	TSX - HNC

Hard Creek Nickel Completes
Non Brokered Private Placement

(VANCOUVER, BC) Hard Creek Nickel Corporation (the “Company”) – The Company has completed its previously announced non brokered private placement, initially targeting 8,400,000 Units.

The Company closed 3,043,333 Units at $0.18 per Unit. Each Unit consisted of one share and one share purchase warrant. Each full warrant is exercisable at Cdn. $0.25 for two years. The securities and warrants issued have a hold period expiring 4 months plus one day after issuance (May 28, 2012 and July 3, 2012).

Hard Creek Insiders that participated in the Private Placement amounted to 30.56% or 930,000 Units.

Proceeds of the private placement will be used for general working capital.

A finders’ fee was paid on a portion of this private placement, 6% of gross cash proceeds plus warrants exercisable at $0.25 for two years, equal to 6% of units placed in connection with this private placement.

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
Tel: 604 681 2300 Fax: 604 681 2310 E: info@hardcreek.com W: www.hardcreek.com